UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: OCTOBER 20, 2004                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                    OCTOBER 20, 2004


          POSITIVE UNDERGROUND SAMPLING RESULTS AT GRAN CABRERA, MEXICO


VANCOUVER, CANADA - Tumi Resources (TSXV - TM; OTCBB - TUMIF; Frankfurt - TUY). David Henstridge, President, is pleased to report that the Company is continuing the exploration and reconnaissance of the Gran Cabrera Project area. This group of five concessions is comprised of 4,243 hectares and contains at least 18 historical silver mines that were last producing in the early part of the 20th Century. Company geologists have mapped the locations of many of the old silver mines known within the tenements found within two broad areas named Cabrera and Deseada. Each of the accessible mines was channel sampled and the results are given in the Table below:

CABRERA AREA:


---------------------------------------------------------------------------------------------------------------------------
ADIT (MINE) NAME                          APPROXIMATE          NUMBER OF CHANNEL         AVERAGE            AG         AU
                                         LENGTH OF ADIT          SAMPLES TAKEN        WIDTH OF ALL         (G/T)      (G/T)
                                              (M)                                        SAMPLES
                                                                                         TAKEN (M)
---------------------------------------------------------------------------------------------------------------------------


Chorrillo Blanco Level 2                       54                      8                  0.88             69.37       0.22
---------------------------------------------------------------------------------------------------------------------------
Chorrillo Blanco Level 3                      110                     11                  0.95             92.72       0.49
---------------------------------------------------------------------------------------------------------------------------
El Huizache                                   106                     14                  0.87             55.31       0.58
---------------------------------------------------------------------------------------------------------------------------
Hedionda                                       10                      4                  1.03             57.67       0.20
---------------------------------------------------------------------------------------------------------------------------
La Cobriza No. 1                               42                      9                  0.76            245.13       1.28
---------------------------------------------------------------------------------------------------------------------------
La Cobriza No. 2                               14                      4                  0.65            554.58       2.05
---------------------------------------------------------------------------------------------------------------------------
La Peralta                                     10                      3                  1.40            165.69       0.24
---------------------------------------------------------------------------------------------------------------------------
La Peralta No. 1                              307                     52                  0.86            363.16       0.64
---------------------------------------------------------------------------------------------------------------------------
La Peralta No. 2                              176                     21                  0.69            370.63       0.46
---------------------------------------------------------------------------------------------------------------------------
Los Negros                                    237                     14                  0.71            198.09       0.38
---------------------------------------------------------------------------------------------------------------------------



LA DESEADA AREA:


---------------------------------------------------------------------------------------------------------------------------
ADIT NAME                                 APPROXIMATE          NUMBER OF CHANNEL         AVERAGE             AG         AU
                                         LENGTH OF ADIT          SAMPLES TAKEN        WIDTH OF ALL         (G/T)       (G/T)
                                              (M)                                        SAMPLES
                                                                                        TAKEN (M)
---------------------------------------------------------------------------------------------------------------------------

La Deseada                                     26                      4                  1.13             85.66       0.22
---------------------------------------------------------------------------------------------------------------------------
La Espada                                                              1                  0.30            298.70       1.07
---------------------------------------------------------------------------------------------------------------------------
La Espada Principal                            60                     10                  0.87             54.98       0.18
---------------------------------------------------------------------------------------------------------------------------
San Jose No. 1                                 33                      9                  1.30             33.21       0.20
---------------------------------------------------------------------------------------------------------------------------
San Jose No. 2                                 78                     16                  1.33            153.28       0.97
---------------------------------------------------------------------------------------------------------------------------
San Jose No. 3                                179                     28                  1.15             67.03       0.12
---------------------------------------------------------------------------------------------------------------------------


Interpretation of satellite imagery suggests Gran Cabrera group of more than 20 mines may be located in a major regional northwesterly trend transecting the margin of a large circular feature. This circular feature has been plotted on 1:50,000 scale topographic maps and independent ground verification by senior consulting geologists confirm the circular structure may be the margin of a large caldera with a diameter of approximately 5.4 to 7.0 kms. The majority of the known mines are in the apron or between an inner ring and outer ring structure measuring about 1600 meters in width.

Tumi is focusing on identification of stockwork vein deposits and mineralized breccias associated with the vein deposits in order to identify drill targets.

Through an Agreement with Minera San Jorge S.A. de C.V., Tumi is earning a 60% interest and has the right to purchase the remaining 40% interest in the Gran Cabrera tenements. Mr David Henstridge, FAusIMM, MAIG is the qualified person for the Gran Cabrera Project.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". The Company recognizes the importance of branding it's name in the investment community and has an active public relations and market awareness program focused on North America and Europe. To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration enabling Tumi to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:
                                             Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                         or email: mbermudez@chasemgt.com
---------------------------------            website: www.tumiresources.com
David Henstridge, President & CEO

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

       The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.


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